UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   O'Brien, Wesley T.
   200 East Broward Boulevard
   Ft. Lauderdale, FL  33301
2. Issuer Name and Ticker or Trading Symbol
   TresCom International, Inc.
   "TRES"
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|02/02/|X   |-| 13,027           |A  |$0.42      | 30,595            |D     |--                         |
419 per share              |98    |    |-|                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Time based options (ri|$0.42   |-    |X   |-|- 13,027   |A,D|(1)(4|10/01|Common Stock|26,054 |-      |13,027      |D  |-           |
ght to buy)           |        |     |    | |           |   |)    |/05  |            |       |       |            |   |            |
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Time based options (ri|$12.00  |-    |-   |-|- -        |A,D|(2)(4|02/07|Common Stock|90,119 |-      |90,119      |D  |-           |
ght to buy)           |        |     |    | |           |   |)    |/06  |            |       |       |            |   |            |
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Time based options (ri|$7.50   |--   |--  |-|-- -       |A,D|(3)(4|02/06|Common Stock|50,000 |-      |50,000      |D  |-           |
ght to buy)           |        |     |    |-|           |   |)    |/07  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) On October 1, 1995, Mr. O'Brien recieved a grant of 43,422 options. These options vested and became fully exercisable as to 50% of such shares on January 1, 1996 and as to an additional 20% on each of October 1,
1996 and October 1, 1997 and will vest and become fully exercisable as to the remaining 10% on October 1,
1998.
(2) These options vested and became fully exercisable as to 20% of such shares on each of February 7, 1997 and February 7, 1998 and will vest and become fully exercisable as to an additional 20% on each February 1 thereafter until all such options are fully vested and
exercisable.
(3) These options vested and became fully exercisable as to 20% on February 6, 1998 and will vest as to an additional 20% on each anniversary thereafter untill all such options are fully vested and exercisable.
(4) All options vest and become fully exercisable upon a change in control of the Company.
SIGNATURE OF REPORTING PERSON
/s/ Wesley T. O'Brien
DATE
March 3, 1998